

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

Mr. George Zimmer
Chief Executive Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072-1624

> **Re:** **The Men's Wearhouse, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 31, 2010**
> **File No. 001-16097**
> **Schedule 14A**
> **Filed May 3, 2010**

Dear Mr. Zimmer:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services